UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                        INTERVEST BANCSHARES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   460927 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas E. Willett, Esq.
                                Harris Beach PLLC
                                 99 Garnsey Road
                            Pittsford, New York 14534
                                 (716) 232-4440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 19, 2005
                                  -------------
             (Date of Event which requires filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
                    or 13d-1(g), check the following box [ ].

---------------------
CUSIP  No.  981500101
---------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerome Dansker

--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS
          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States
--------------------------------------------------------------------------------
                7     SOLE  VOTING  POWER
                      1,294,965
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8     SHARED  VOTING  POWER
BENEFICIALLY          66,000
 OWNED BY      -----------------------------------------------------------------
   EACH         9     SOLE  DISPOSITIVE  POWER
 REPORTING            1,294,965
PERSON WITH    -----------------------------------------------------------------
               10     SHARED  DISPOSITIVE  POWER
                      66,000

--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,360,965

--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.78%

--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON
          IN

--------------------------------------------------------------------------------

ITEM 1.  TITLE  AND  CLASS  OF  SECURITIES.

This Schedule relates to the Class A Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the "Issuer"). The address of the Issuer's principal executive offices is:

                        One Rockefeller Plaza (Suite 400)
                            New York, New York 10020

ITEM 2.  IDENTITY  AND  BACKGROUND

This Schedule is being filed by Mr. Jerome Dansker, Chairman of the Board and Chief Executive Officer of the Issuer. His business address is One Rockefeller Plaza, Suite 400, New York, New York 10020. He is a United States citizen. He has not, during the last five years: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule is being filed in connection with the acquisition by Mr. Jerome Dansker of 75,000 shares of Class B Common Stock (convertible into 75,000 shares of Class A Common Stock) for an aggregate purchase price of $1,125,000. The shares were purchased from personal funds. The shares were acquired in a private transaction from another holder of shares of Class B Common Stock.

ITEM 4.  PURPOSE  OF  TRANSACTION.

Personal  investment.

ITEM 5.  INTEREST  IN  SECURITIES  OF  ISSUER.

(a) 1,360,965 shares of Class A Common Stock, which constitutes approximately 21.78% of the Issuer's total number of outstanding shares of Class A Common Stock. Included in the 1,360,965 shares are: 130,000 shares of Class B Common Stock (convertible into 130,000 shares of Class A Common Stock); exercisable warrants to purchase 501,465 shares of Class A Common Stock; and exercisable warrants to purchase 195,000 shares of Class B Common Stock (which shares of Class B Common Stock are convertible into 195,000 shares of Class A Common Stock). Also included in the 1,360,965 shares are 36,000 shares of Class A Common Stock and 30,000 shares of Class B Common Stock (convertible into 30,000 shares of Class A Common Stock) owned by his spouse.

(b) Mr. Dansker has sole power to vote and dispose of 1,294,965 shares of Class A Common Stock of the Issuer. Mr. Dansker has shared power to vote and dispose of 66,000 shares of Class A CommonStock, which shares are owned by Jean Dansker, his spouse, who shares Mr. Dansker's address. She is a United States citizen. She has not, during the last five years: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) On July 19, 2005, Mr. Dansker acquired ownership of 75,000 shares of Class B Common Stock in a private transaction.

(d)  Not  applicable.

(e)  Not  applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships exist among the person named in Item 2 above, or any other person with respect to any securities of the Issuer, including by not limited to, transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Not  applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2005

                                                      /s/ Jerome Dansker
                                                      (Signature)


                                                      Jerome Dansker
                                             -----------------------------------
                                                           (Name)